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                                                                    EXHIBIT 99.4

                        FORM OF LETTER TO STOCKHOLDERS

                             TIPPERARY CORPORATION
                      633 Seventeenth Street, Suite 1550
                            Denver, Colorado 80202

                             _______________, 2001

Dear Stockholder:

   Enclosed are the prospectus dated _______________, 2001 (the "Prospectus) and other materials relating to the Rights Offering by Tipperary Corporation (the "Company"). Please carefully review the Prospectus, which describes how you can participate in the Rights Offering. You will be able to exercise your Subscription Rights to purchase additional shares of the Company's Common Stock only during a limited time period. You will find answers to some frequently asked questions about the Rights Offering beginning on page __ of the Prospectus. You should also refer to the detailed Instructions for Use of Tipperary Corporation Subscription Certificates, which is included with this letter. The exercise of Subscription Rights will be irrevocable.

                     SUMMARY OF THE TERMS OF THE OFFERING

 . You will receive one non-transferable Subscription Right for each ___ shares of the Company's Common Stock you owned on ______________, 2001. You will not receive fractional Subscription Rights, but the Company will round your number of Subscription Rights up to the nearest whole number. For example, if you own 100 shares of Common Stock, you will receive ___ Subscription Rights.

 . You may purchase one share of Common Stock for each Subscription Right you receive at the Subscription Price of $______ per share. This right is referred to as the Basic Subscription Privilege.

 . If you fully exercise the Basic Subscription Privilege issued to you, you may subscribe for additional shares through the Over-Subscription Privilege. If Subscription Rights holders subscribe to purchase more than a total of _______ shares, shares purchased through the Over-Subscription Privilege will be allocated among shareholders who over-subscribe in proportion to the number of shares purchased by those over-subscribing shareholders through the basic subscription privilege, as more fully described in the prospectus.

 .  The Rights Offering expires at 5:00 p.m., Mountain Daylight Savings Time, on
   ___________, 2001. If you do not exercise your Subscription Rights before that time, they will expire and will have no monetary value.

   If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

   If you do not exercise your Subscription Rights, your ownership in the Company may be diluted. Please see page ___ of the Prospectus for a discussion of risk factors associated with the ownership of our Common Stock as well as risks related to the Rights Offering.

   If you have questions concerning the Rights Offering, please feel free to contact John Harmann of Computershare Investor Services, our Subscription Agent at (303) 984-4042.

                                                Sincerely,